Alana K. Knowles
Vice President and Controller

August 7, 2024

Via EDGAR

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Chevron Corporation
Form 10-K for Fiscal Year ended December 31, 2023 (“2023 Form 10-K”)
Filed February 26, 2024
File No. 001-00368

Dear Ms. Moosariparambil:

In your letter dated July 24, 2024, you provided comments from the review of Chevron Corporation’s (“Chevron” or “the Company”) 2023 Form 10-K by the staff (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”). These comments and the Company’s responses are set forth below.
As used in this response letter, the term “Chevron” and the “Company” may refer to Chevron Corporation or one or more of its consolidated subsidiaries.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 15. Exhibit and Financial Statement Schedules
Notes to the Consolidated Financial Statements
Note 24 – Other Contingencies and Commitments, page 97

1.We note in the fourth quarter 2023, you recognized an after-tax loss of $1.9 billion related to abandonment and decommissioning obligations from previously sold oil and gas production assets in the U.S. Gulf of Mexico, as companies that purchased these assets have filed for protection under Chapter 11 of the U.S.
Chevron Corporation
5001 Executive Parkway, Suite 200, San Ramon, CA 94583-5006
Tel 925 842 1000

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
August 7, 2024

Bankruptcy Code. You disclose it is now probable and estimable that a portion of these obligations will revert to the company and the cash outlays for these abandonment and decommissioning obligations are expected to take place over the next decade. Please address the following:
Company Response:
The Company has set forth the Staff’s bulleted comments below and addresses each one individually.
Executive Summary:
As detailed in the response below, substantially all of the $1.9 billion loss that was recognized during the fourth quarter of 2023 related to the bankruptcies of Cox Operating, LLC (“Cox”) and Fieldwood Energy LLC (“Fieldwood”), with approximately 80 percent attributable to Cox. During the periods leading up to the fourth quarter of 2023, significant uncertainty existed as to whether, when and to what extent decommissioning obligations previously assumed by Cox and Fieldwood could revert to Chevron. When Cox declared bankruptcy in May 2023, multiple commercial alternatives other than the reversion of such obligations to Chevron were possible under the U.S. Bankruptcy Code, including potential sales of assets to third parties and the fact that numerous Cox assets were generating revenues through production of oil and natural gas. Chevron did not know which assets would be sold by Cox and which decommissioning obligations previously assumed by Cox would ultimately revert to Chevron. The Company also considered the asset retirement obligation balance derecognized in connection with the 2015 sale. As a result, in the second and third quarters of 2023, Chevron deemed the liability with respect to Cox-related decommissioning obligations as reasonably possible but not probable and estimable, and did not expect the amount could result in a material loss.
In December 2023, a subset of producible leases from the Cox Debtors’ estate was sold to a third party, but in a lesser amount than the Company had anticipated, potentially indicating more decommissioning obligations than anticipated reverting to the Company. Also, in December 2023, Cox and affiliated debtors sought court approval to abandon (i.e., relinquish from the debtors’ estate) certain properties and to reject associated leases/agreements that were a burden to the debtors’ estate (“Motion to Abandon”), including producible leases where Chevron was in the chain of title. As a result of this new information, Chevron then determined that it was probable that decommissioning obligations from leases within the Cox Debtors’ estate would revert to the Company due to its status as a predecessor in interest to the debtors and concluded that it had sufficient information to determine the potential loss related to the Cox assets was both probable and reasonably estimable. At that time, in accordance with ASC 450, the Company recorded a liability that represented the best estimate of future costs, given current facts and circumstances around the scope of liability, industry-wide cost estimates, and current attribution of Chevron’s share of the decommissioning costs.
Background Information:
As disclosed in its periodic reports with the SEC, the Company continually evaluates opportunities to dispose of assets that are not expected to provide sufficient long-term value and to acquire assets or operations

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
August 7, 2024

complementary to its asset base to help augment the Company’s financial performance and value growth. For asset sales, commercial negotiations dictate whether liabilities related to assets, such as abandonment and decommissioning obligations, are retained by the Company or assumed by the buyer.
Chevron applies ASC 410 to account for asset retirement obligations (“ARO”) when Chevron owns assets. The ARO asset and liability are recorded when there is a legal obligation associated with the retirement of a long-lived asset and the amount can be reasonably estimated. If the asset is sold and the Company retains the decommissioning obligations, the associated decommissioning liabilities remain on the Company’s consolidated balance sheet. If the obligation to decommission the assets is assumed by the buyer, the Company derecognizes the decommissioning obligations from its balance sheet; any further recognition follows ASC 450 and a loss contingency is recorded by Chevron only when a loss is probable and can be reasonably estimated, and disclosure of the contingency is made when the loss is at least reasonably possible and material.
As disclosed in SEC filings, Chevron had total assets that averaged over $250 billion from 2021-2023, and before-tax income that averaged over $33 billion per year over the same period. Chevron considers these financial metrics and other quantitative and qualitative factors when assessing what disclosures are appropriate in its financial statements.

•Explain, in reasonable detail, the facts that resulted in the determination a $1.9 billion loss should be recorded in the fourth quarter 2023. Your explanation should address the assets that were sold, dates of each sale, and events that occurred between the time of sale and when it was determined an accrual should be recorded related to the abandonment and decommissioning obligations from the previously sold assets. Address any terms of your contractual agreements or requirements by government authorities which resulted in a portion of these obligations reverting to the company subsequent to the sale.
Company Response:
Assets on the Outer Continental Shelf in the Gulf of Mexico (“GOM”) are subject to regulatory oversight by the Department of the Interior through the Bureau of Ocean Energy Management (“BOEM”), which oversees ownership and maintenance of leases, including bonding for decommissioning, and the Bureau of Safety and Environmental Enforcement (“BSEE”), which oversees operation of leases, including management of decommissioning and estimation of decommissioning costs. Per federal regulations, all previous lease owners are jointly and severally liable for accrued1 decommissioning obligations. BSEE enforces accrued decommissioning obligations against predecessors in interest by issuance of a Decommissioning Order, which typically occurs after lease owner or operator default. Instances of default by a lease owner or operator can include failure to timely2 perform accrued decommissioning obligations, bankruptcy, lease relinquishment, or an affirmative statement to BSEE that the operator will not complete the required decommissioning.
1 As utilized in this response letter when referencing decommissioning obligations, the term “accrued” has the meaning prescribed in 30 C.F.R. § 250.1702.
2 30 C.F.R. § 250.1710 requires permanent abandonment of all wells on a lease within one year after the lease terminates.

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
August 7, 2024

After regularly selling assets over many years, the Company undertook a significant asset sale program in 2015 and 2016 whereby the Company sold most of its GOM shelf assets (generally 800 feet of water and shallower). Additionally, between 2000 and 2020, Chevron acquired companies that had similarly sold assets prior to acquisition, such as Texaco Corporation (“Texaco”), Unocal Corporation (“Unocal”), and Noble Energy, Inc. (“Noble”). From 2000 to 2018, Chevron, Texaco, Unocal, and Noble each sold assets to Cox and Fieldwood, subsidiaries or affiliates of Cox and Fieldwood, or to other companies that were subsequently purchased by Cox or Fieldwood. Following these sales, Cox and Fieldwood each filed for protection under Chapter 11 of the U.S. Bankruptcy Code, as detailed in the Appendix.
“Decommissioning Orders” are issued by BSEE in the ordinary course of administering regulations and outside of bankruptcy proceedings after decommissioning liability is defaulted upon by debtors.  Although the Company’s regulatory liability is not determined or assigned by a bankruptcy court, Chevron monitored the progression of bankruptcy proceedings of both Cox and Fieldwood in order to evaluate whether developments were likely to result in BSEE issuing Decommissioning Orders to Chevron as predecessor in interest in assets then owned and/or operated by the named debtors.  During bankruptcy proceedings, both Cox and Fieldwood defaulted on their regulatory decommissioning obligations with respect to assets purchased from the Company. Substantially all of the $1.9 billion loss that was recognized during the fourth quarter 2023 was related to the bankruptcies of Cox and Fieldwood, with approximately 80 percent attributable to Cox.
During the periods leading up to the fourth quarter 2023, significant uncertainty existed as to whether, when and to what extent decommissioning obligations previously assumed by Cox and Fieldwood could revert to Chevron. Multiple commercial outcomes were possible under the U.S. Bankruptcy Code including potential sales of assets (including assets where Chevron was in the chain of title) to third parties, numerous Cox assets were generating revenues through production of oil and natural gas, and Cox had not yet defaulted on its decommissioning obligations. In addition, the Company did not know which leases would be sold by Cox and which decommissioning obligations previously assumed by Cox would ultimately revert to the Company. The Company also considered the asset retirement obligation balance derecognized in connection with the 2015 sale. As a result, in the second and third quarters of 2023, Chevron deemed the liability with respect to Cox-related decommissioning obligations as reasonably possible but not probable and estimable, and did not expect the amount could result in a material loss. The Company provided qualitative disclosure on this possible exposure in the Management’s Discussion and Analysis (“MD&A”) sections of the Company’s second and third quarter 2023 Forms 10-Q.
In December 2023, a subset of producible leases from the bankruptcy estate of the Cox Debtors (as defined in the Appendix) was sold to a third party, but in a lesser amount than the Company had anticipated, potentially indicating more decommissioning obligations than anticipated reverting to the Company. Also, in December 2023, the Cox Debtors filed a Motion to Abandon, including producible leases. As a result of these events, and the related new information, the Company concluded it was now probable that decommissioning obligations from leases within the Cox Debtors’ estate would revert to the Company due to its status as a predecessor in interest to the Cox Debtors. The Company then recorded a liability that represented its best

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
August 7, 2024

estimate of future costs, given current facts and circumstances around the scope, industry-wide cost estimates, and current attribution of Chevron’s share of the decommissioning costs. In future periods, as bankruptcy proceedings progress, the Company will continue to assess its obligations and adjust the liability as necessary and provide disclosures of any losses that may be incremental to what is accrued if the additional loss is reasonably possible and materially different from the amount accrued.
The Appendix outlines the relevant facts as they pertain to substantially all of the liability recognized by the Company in the fourth quarter of 2023.

•Tell us how you considered the application of ASC 450-20-50, Item 103 of Regulation S-K, Item 105 of Regulation S-K and Item 303 of Regulation S-K to those facts in the periods prior to the fourth quarter of 2023. As part of your response, address the requirement to describe any known trends, events or uncertainties that are reasonably likely to have a material impact on your liquidity, capital resources or results of operations.
Company Response:
As previously stated, Chevron applies ASC 450 when assessing loss contingencies related to previously sold assets, with the decommissioning obligations assumed by the buyer. As explained above and detailed in the Appendix, in the second and third quarters of 2023, significant uncertainty existed as to whether, when and to what extent decommissioning obligations previously assumed by Cox and Fieldwood could revert to Chevron, as there were multiple commercial outcomes available under the U.S. Bankruptcy Code, numerous Cox assets were generating revenues through production of oil and natural gas, and Cox had not yet defaulted on its decommissioning obligations. The Company also considered the asset retirement obligation balance derecognized at the time of the 2015 sale. Therefore, Chevron deemed the liability with respect to Cox-related decommissioning obligations as reasonably possible but not probable and estimable, and did not expect the amount could result in a material loss. In December 2023, a subset of producible leases from the Cox Debtors’ estate was sold to a third party, but in a lesser amount than the Company had anticipated, potentially indicating more decommissioning obligations than anticipated reverting to the Company. When the Cox bankruptcy proceedings advanced and the Cox Debtors filed a Motion to Abandon, including producible leases, Chevron determined that it was now probable that Cox would default on its decommissioning obligations and a loss was reasonably estimable, given current facts and circumstances around the scope of liability, industry-wide cost estimates, and current attribution of Chevron’s share of the decommissioning costs. At that time, the Company expanded its disclosure in the 2023 Form 10-K, Note 24 – Other Contingencies and Commitments as follows:

In addition, some assets are sold along with their related liabilities and in certain instances, such transferred obligations have reverted and may in the future revert to the company and result in losses that could be significant. In fourth quarter 2023, the company recognized an after-tax loss of $1,950 related to abandonment and decommissioning obligations from previously sold oil and gas production assets in the

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
August 7, 2024

U.S. Gulf of Mexico, as companies that purchased these assets have filed for protection under Chapter 11 of the U.S. Bankruptcy Code, and we believe it is now probable and estimable that a portion of these obligations will revert to the company.
In compliance with Item 103 of Regulation S-K, Chevron discloses material pending legal proceedings in its periodic reports filed with the SEC in the normal course. Chevron is not a party to a material pending legal proceeding associated with these decommissioning obligations and determined that no such disclosure was warranted.
When assessing whether disclosure is required under Item 105 of Regulation S-K, the Company assesses the material factors that make an investment in the Company speculative or risky. Our risk factors have evolved over time as new risks have arisen. Based on information known to us at the time, in 2015, following the sale of a significant package of GOM shelf assets to Cox, the Company expanded its risk factors in its 2015 Form 10-K to include the following disclosure:
In some cases, liabilities associated with divested assets may return to the company when an acquirer of those assets subsequently declares bankruptcy.
In 2021, the Company determined that the initial liability recognized in response to the Fieldwood bankruptcy did not have a material impact to the Company. As such, the Company did not update its risk factors in this respect.
In 2023, following the initial liability recognized in response to the Cox bankruptcy and the incremental liability recorded related to Fieldwood, the Company updated its risk factors to acknowledge that certain decommissioning obligations have returned to Chevron and may continue to do so in the future. The updated risk factor disclosure from the 2023 Form 10-K is as follows:
In some cases, transferred liabilities, including for abandonment and decommissioning of divested oil and gas assets, have returned and may continue to return to the company when an acquirer of those assets subsequently declares bankruptcy.
With respect to Item 303 of Regulation S-K, the Company considers known trends and uncertainties that may be material when determining which topics to address within the MD&A section of its Form 10-K and Form 10-Q filings. In the second quarter of 2021, following the 2020 Fieldwood bankruptcy and months of commercial negotiations with the Fieldwood Debtors (as defined in the Appendix), the Company recorded an immaterial reserve and determined that MD&A disclosure was not needed with respect to this matter at that time.
The energy industry’s financial performance is driven by commodity prices and is cyclical. During prior down-cycles, consolidation in the industry has occurred and the financial pressures led to higher probability of companies facing financial challenges. 2022 was a record year for the industry, with record earnings and cash flows common among many oil and gas companies. This is not the environment in which bankruptcies are common; however, shortly thereafter, in the second quarter of 2023, Cox declared bankruptcy. Since Chevron and its affiliates had sold many assets to Cox, the Company determined this uncertainty should be

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
August 7, 2024

disclosed to investors even though, at that time, the Company did not expect the amount could result in a material loss, due to the multiple uncertainties that existed, as described above and in the Appendix. To that end, the following disclosure was added to the second quarter 2023 Form 10-Q MD&A:
In addition, some assets are sold along with their related liabilities, such as asset retirement obligations. In certain instances, such transferred obligations have and may in the future revert back to the company and result in losses that could be significant.
In the fourth quarter 2023, the scope of the potential loss became clearer due to commercial developments and court proceedings. Following certain Cox bankruptcy proceedings and Cox Debtors’ Motion to Abandon, the Company was able to develop an estimate for the cost to decommission applicable assets and determined it would be material. The MD&A disclosure was then updated to articulate the amounts recorded and when the related cash outflows were expected to occur. The MD&A disclosure from the 2023 Form 10-K is as follows:
In addition, some assets are sold along with their related liabilities, such as abandonment and decommissioning obligations. In certain instances, such transferred obligations have, and may in the future, revert to the company and result in losses that could be significant. In fourth quarter 2023, the company recognized an after-tax loss of $1.9 billion related to abandonment and decommissioning obligations from previously sold oil and gas production assets in the U.S. Gulf of Mexico, as companies that purchased these assets have filed for protection under Chapter 11 of the U.S. Bankruptcy Code, and the company believes it is now probable and estimable that a portion of these obligations will revert to the company. The cash outlays for these abandonment and decommissioning obligations are expected to take place over the next decade.
Additionally, rather than waiting for the filing of the fourth quarter earnings in late January 2024, on January 2, 2024, the Company proactively furnished a Form 8-K Item 2.02 that quantified this loss and informed investors of these upcoming non-cash charges that would be included in the fourth quarter 2023 results. That Form 8-K Item 2.02 disclosure is as follows:
Item 2.02 Results of Operations and Financial Condition
On January 2, 2024, Chevron Corporation announced that for fourth quarter 2023, the Company will be impairing a portion of its U.S. upstream assets, primarily in California, due to continuing regulatory challenges in the state that have resulted in lower anticipated future investment levels in its business plans. The Company expects to continue operating the impacted assets for many years to come. In addition, the Company will be recognizing a loss related to abandonment and decommissioning obligations from previously sold oil and gas production assets in the U.S. Gulf of Mexico, as companies that purchased these assets have filed for protection under Chapter 11 of the U.S. Bankruptcy Code, and we believe it is now probable and estimable that a portion of these obligations will revert to the Company. We expect to undertake the decommissioning activities on these assets over the next decade.
The Company is in the process of finalizing the financial impacts of these actions, which it expects to treat as special items and exclude from adjusted earnings. These actions in the aggregate are currently

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
August 7, 2024

estimated to result in non-cash, after-tax charges of $3.5 billion to $4.0 billion in the Company’s fourth quarter 2023 results.

•From your disclosure, it appears you have not previously accrued expenses related to these obligations. Tell us how you considered FASB ASC 410-20 and ASC 450-20-25 when determining a liability related to these obligations was not necessary in the periods prior to the fourth quarter 2023.
Company Response:
As discussed above and in the Appendix, while not material at the time, the Company did retain a liability associated with the 2015 2 field sale to Fieldwood under ASC 410, as those decommissioning obligations were retained by the Company at the time of the sale. In the second quarter 2021, the Company also recorded an immaterial remediation charge related to previously sold assets following the execution of a commercial agreement made with Fieldwood after its bankruptcy the prior year. In the periods prior to the fourth quarter 2023, even though Cox had declared bankruptcy in the second quarter 2023, Cox had not yet defaulted on its decommissioning obligations, and significant uncertainty existed as there were multiple commercial outcomes possible, including potential sales of assets to third parties. The Company did not know which leases would be sold by Cox and which decommissioning obligations previously assumed by Cox would ultimately revert to the Company, or that the amount could be material. Only in the fourth quarter 2023, when the Cox bankruptcy proceedings advanced, the Cox Debtors’ estate sold fewer assets than the Company anticipated, and Cox Debtors filed a Motion to Abandon, including producible leases, was Chevron able to determine that it was probable that Cox would default on its decommissioning obligations, and the loss related to the Cox assets was reasonably estimable under ASC 450.

•Provide your assessment for each period subsequent to the sale of the assets addressing whether there was a reasonable possibility of an exposure to loss in excess of the amount accrued and what the additional loss or range of loss might be. Please tell us how you considered the disclosure requirements of FASB ASC 450-20-50-1 through 50-4 and FASB ASC 275-10-50-6 through 50-15.
Company Response:
See prior responses with respect to the facts and circumstances that existed at each relevant period subsequent to the sale of the assets. Only in the fourth quarter of 2023 was the Company able to determine that a loss contingency was probable and estimable under ASC 450.
With respect to ASC 275, when Cox declared bankruptcy in May 2023, there were multiple commercial alternatives that existed that could have significantly impacted the extent of the ultimate loss to Chevron. The Company also considered the asset retirement obligation balance derecognized at the time of the 2015 sale. During the second and third quarters of 2023, it was reasonably possible that Chevron could incur a loss following the Cox bankruptcy, however, the Company did not expect the amount could result in a material loss, as insufficient information was available at those times. It was not until the fourth quarter of 2023 that Chevron had enough information to assess the scope of the exposure and estimate the possible loss or range of loss. In the months following the initial Cox bankruptcy filing, the scope of the liabilities that would revert to

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
August 7, 2024

Chevron became clear due to subsequent court proceedings that included Cox entering into commercial agreements to sell fewer assets to third parties than the Company anticipated, and Cox Debtors’ Motion to Abandon, including producible leases. At this time, in late December 2023, the Company concluded that the share of the Cox Debtors’ decommissioning obligations that would revert to Chevron as a predecessor in interest was larger than originally anticipated and recognized a loss under ASC 450.

•Tell us, in reasonable detail, the amounts expected to be recorded in future years related to the expected cash outlays for these abandonment and decommissioning obligations.
Company Response:
The Company currently expects to spend approximately $400 million in fiscal year 2024 and approximately $250-300 million per year thereafter through 2033 on decommissioning obligations that reverted to Chevron following the Cox and Fieldwood bankruptcies. The work will be conducted pursuant to regulations administered by BSEE on an agreed schedule, with priority toward the satisfaction of decommissioning obligations resulting from the Fieldwood bankruptcy, with the decommissioning obligations resulting from the Cox bankruptcy to commence shortly thereafter. There are limited resources available and capable of safely performing this type of work, so it will be completed in a thoughtful and measured pace, in compliance with all BSEE requirements. In future periods, the Company will continue to assess its obligations and adjust the liability and disclosure, including any material revisions to estimates, as necessary.
If you wish to discuss or have any questions related to the information herein, please contact me or Mr. Amit Ghai, Assistant Controller, by telephone at (925) 842-1000.

* * *

Very truly yours,

/s/ Alana K. Knowles
Alana K. Knowles

cc:	Eimear P. Bonner, Vice President and Chief Financial Officer
Amit Ghai, Assistant Controller
Christine L. Cavallo, Assistant Secretary
Raquel Fox (Skadden, Arps, Slate, Meagher & Flom LLP)
Douglas T. Parker (PricewaterhouseCoopers LLP)

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
August 7, 2024

Appendix

Buyer	Cox Operating, LLC (“Cox”)
Sale transactions
•2015 – Chevron sold 20 fields to Cox affiliate, Cox Oil Offshore LLC
•2011 – Chevron sold 5 fields to Hilcorp Energy GOM LLC*
•2009 – Chevron sold 5 fields to Hilcorp Energy GOM LLC*
•2009 – Chevron sold 1 field to Hilcorp Energy GOM LLC*
•2008 – Chevron sold 21 offshore and numerous onshore fields to Hilcorp Energy GOM LLC*
•2004 – Chevron sold 12 fields to Anglo-Suisse Offshore Partners, LLC* (later dissolved via Chapter 7 bankruptcy and assets acquired by a Cox Debtor, as defined below)
•2003 – Noble sold 2 fields to Northstar Gulfsands, LLC*,+
•2000 – Texaco sold 1 field to EPL Oil & Gas Inc.*,+
•2000 – Unocal sold its interest in 1 field to EPL Oil & Gas Inc.*,+
*Cox acquired these assets through subsequent acquisitions.
+Texaco, Unocal and Noble were acquired by Chevron in 2000, 2005 and 2020, respectively, becoming wholly-owned subsidiaries of Chevron Corporation.

Sale terms	Buyer assumed decommissioning obligations in all asset sales. Following the 2015 sale to Cox, an escrow account was established to receive payments from Cox (based on a percentage of monthly revenues) to fund future decommissioning activity on these leases.
Accounting history
•At sale – Decommissioning liability was transferred to each of the buyers. Therefore, the asset retirement obligation was derecognized by the Company at the time of the respective sales.
•From sale through 1Q2023 – Cox operated many oil and gas properties in the GOM. Since Cox was privately owned, publicly available financial information in Cox was limited. During this period, the risk of decommissioning liability reverting to Chevron was minimal as Cox remained an active operator in the GOM. Cox continued to make contributions to the escrow account to fund decommissioning of the assets. Therefore, the risk of decommissioning obligations reverting to Chevron was considered remote under ASC 450.
•2Q2023 – MLCJR LLC; Cox Oil Offshore, LLC; Cox Operating, LLC; Energy XXI GOM, LLC; Energy XXI Gulf Coast, LLC; EPL Oil & Gas, LLC; and M21K, LLC (collectively, “Cox Debtors”) filed petition for relief under Chapter 11 on May 14, 2023. Chevron monitored the bankruptcy proceedings and evaluated potential outcomes. There were multiple commercial possibilities, including potential sales of assets within the Cox Debtors’ estate to third parties, including assets where Chevron was in the chain of title. The possible outcomes were highly uncertain as Cox had

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
August 7, 2024

Accounting history (continued)
not yet defaulted on its decommissioning obligations. Numerous Cox assets were generating revenues through production of oil and natural gas; therefore, Chevron deemed the liability with respect to Cox-related decommissioning obligations as reasonably possible but not probable and estimable, and did not expect the amount could result in a material loss. Given this uncertainty, the Company foreshadowed this possible exposure with disclosure in its second quarter 2023 Form 10-Q.
•3Q2023 – The Company monitored Cox bankruptcy proceedings and related commercial negotiations. The significant uncertainty continued through the quarter. No additional definitive information was obtained by the Company about the decommissioning obligations that could revert back to the Company during this period. The Company also researched potential exposure related to the 2015 and prior asset sales. Given this continued uncertainty, the Company maintained the qualitative disclosure about this possible exposure in its third quarter 2023 Form 10-Q.
•December 2023 – 37 wells, 21 platforms and 14 pipelines from the Cox Debtors’ estate were sold to W&T Offshore, Inc. This sale represented a subset of producible leases within the Cox portfolio, but in a lesser amount than the Company had expected, potentially indicating more decommissioning obligations than expected reverting to the Company. These leases and assets were excluded from the fourth quarter 2023 loss provision. This sale closed on January 22, 2024.
•December 2023 – On December 12, 2023, the Cox Debtors filed a Motion to Abandon, including producible leases. Debtors have broad discretion to abandon property (including oil and gas leases) under the U.S. Bankruptcy Code, subject to certain limited exceptions. Based on prior experience, the Company concluded it likely that the Department of Interior would not object to the Motion to Abandon and thus allow for predecessor liability regulations to operate in the ordinary course outside the bankruptcy. Additionally, the Company concluded that since potential current commercial options for the Cox Debtors were remote, it was now probable that decommissioning obligations previously assumed by Cox from leases within the Cox Debtors estate would also revert to the Company due its status as a predecessor in interest to the Cox Debtors. As a result, Chevron recorded a liability of $2.1 billion before tax ($1.6 billion after tax) under ASC 450. The recorded liability value was informed by BSEE decommissioning estimates and abandonment costs typically incurred for similar assets by the Company. However, the Company was not able to physically assess the leases, so the current estimate is subject to revision in the future.
•January 2, 2024 – Chevron furnished an Item 2.02 Form 8-K disclosing the recorded liability.

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
August 7, 2024

Buyer	Fieldwood Energy LLC (“Fieldwood”)
Sale transactions
•2018 – Noble sold its Deepwater Portfolio to Fieldwood*
•2016 – Chevron sold 2 fields to Fieldwood
•2015 – Chevron sold 14 fields to Fieldwood
•2015 – Chevron sold 2 fields to Fieldwood
•2006 – Noble sold 150 fields to Coldren Resources LP*,+
•2003 – Noble sold over 50 fields to Northstar Gulfsands, LLC*,+
•2000 – Texaco sold 11 fields to Northstar Interests, LC*,+
*Texaco and Noble were acquired by Chevron in 2000 and 2020, respectively, becoming wholly-owned subsidiaries of Chevron Corporation.
+Fieldwood acquired these assets through subsequent acquisitions.

Sale terms
In most instances, buyer assumed decommissioning obligations except for the 2015 2 field sale where Chevron retained a financial obligation to reimburse Fieldwood upon completion of decommissioning obligations. Following the 2016 sale to Fieldwood, an escrow account was established to receive payments from Fieldwood (based on a percentage of monthly revenues) to fund future decommissioning activity on fields sold in the 2016 2 field sale.

Accounting history
•At sale – Decommissioning liability generally transferred to the buyer. Therefore, the asset retirement obligation was derecognized at the time of sale, except for the liabilities that were retained from the 2015 2 field sale.
•From sale through 1Q2018 – Since Fieldwood was privately owned, publicly available financial information on Fieldwood was limited. However, Fieldwood had substantial operations throughout the GOM. During this period, it funded all required escrow payments, and the risk of the decommissioning liability reverting to Chevron was remote under ASC 450.
•1Q2018 – Fieldwood filed for Chapter 11 bankruptcy, which was resolved without any reallocation of decommissioning obligations to other companies in the chain of title. Therefore, the risk of decommissioning liability reverting to Chevron was remote under ASC 450.
•2Q2020 – Fieldwood defaulted on an obligation to Chevron pursuant to an unrelated transaction; therefore, Chevron collected on a letter of credit indicating deterioration of Fieldwood’s financial position. Further, Fieldwood ceased making payments to the escrow account in 2020. Therefore, the liability was deemed to be reasonably possible, but not material to Chevron under ASC 450.
•3Q2020 – Dynamic Offshore Resources NS, LLC; Fieldwood Energy LLC; Fieldwood Energy Inc.; Fieldwood Energy Offshore LLC; Fieldwood Onshore LLC; Fieldwood SD Offshore LLC; Fieldwood Offshore LLC; FW GOM Pipeline, Inc.; GOM Shelf LLC; Bandon Oil and Gas GP, LLC; Bandon Oil and Gas, LP;

Ms. Myra Moosariparambil
U.S. Securities and Exchange Commission
August 7, 2024

Accounting history (continued)
Fieldwood Energy SP LLC; Galveston Bay Pipeline LLC; and Galveston Bay Processing LLC (collectively, “Fieldwood Debtors”) filed petition for relief under Chapter 11 on August 3 and 4, 2020. Chevron monitored and evaluated bankruptcy proceedings and potential outcomes. There were multiple commercial possibilities, including potential sale of assets to other interested parties. Therefore, the liability was not deemed probable or material for Chevron under ASC 450.
•3Q2020 through 2Q2021 – Chevron and the Fieldwood Debtors undertook negotiations to allow Chevron to manage its predecessor in interest decommissioning exposure to the Fieldwood bankruptcy in a manner with scheduling, costs, and liability defined to resolve commercial uncertainties.
•2Q2021 – Chevron and the Fieldwood Debtors entered a commercial arrangement whereby Fieldwood created, via a divisive merger, Fieldwood Energy IV LLC (“FWE IV”) to step into the chain of title as operator on certain producing leases and as decommissioning operator on terminated leases for which Chevron has liability as a predecessor in interest within the Fieldwood Debtors estate. FWE IV and Chevron contracted with QuarterNorth Energy, LLC (“QNE”), the re-organized Fieldwood, to act as contract operator on the FWE IV operating assets and to perform the required decommissioning work on non-producing assets.
•BSEE began to issue Decommissioning Orders to all predecessors in interest with accrued decommissioning liability in leases that were abandoned by Fieldwood in the bankruptcy or allocated to various special purpose entities (such as FWE IV).
•Chevron reimbursed decommissioning activities performed by QNE. The scope of this reimbursement was limited to leases where Chevron was a predecessor in interest with accrued decommissioning liability and to Chevron’s proportionate share of decommissioning liability. Therefore, Chevron recorded an immaterial liability reflecting its commitment pursuant to the agreements.
•2Q2021 through 2Q2023 – QNE progressed decommissioning activities pursuant to a commercial arrangement with Chevron.
•2Q2023 through 3Q2023 – Chevron substantially de-scoped the contract pursuant to which QNE performed decommissioning services. Chevron then conducted physical verification of the FWE IV assets and began reassessing the scope of the remaining decommissioning activities. Chevron elected to become operator for decommissioning purposes only for the remaining FWE IV assets requiring decommissioning.
•4Q2023 – Chevron completed the assessment of the FWE IV assets. Given the broader scope, increased cost estimates, including increased maintenance and monitoring costs, and Chevron becoming operator for decommissioning purposes, an incremental reserve of $350 million before tax ($266 million after tax) was recognized under ASC 450.